SUBSCRIPTION AGENCY AGREEMENT

Agreement made as of the _th day of March, 2010 between PIMCO Income Strategy Fund II (PFN) with principal offices at 1345 Avenue of the Americas, New York, New York 10105 (the “Fund”) and The Colbent Corporation with principal offices at 161 Bay State Drive Braintree, Massachusetts 02184 (“Colbent”).

W I T N E S S E T H

WHEREAS, the Fund desires to engage Colbent to act as Subscription Agent in a rights offering by the Fund (the “Rights Offering”); and

WHEREAS, Colbent owns proprietary software for, and is in the business of performing the functions of a subscription agent for certain rights offerings, and desires to be engaged for such purposes in connection with the Rights Offering; and

NOW, THEREFORE, the Fund hereby engages Colbent as subscription agent to perform the processing services set forth on Exhibit 1 hereto required to complete the Rights Offering and Colbent agrees to provide such services under the following terms and conditions:

1.	Engagement.

The Fund hereby engages Colbent to act as Subscription Agent to complete the Rights Offering. Colbent and the Fund will consult with each other concerning the specific services to be provided by Colbent and an agreeable timetable to perform the services. As Subscription Agent, Colbent shall be responsible to supply all needed personnel and software required to complete the Rights Offering, with the exception of staffing and telephone support for the Rights Offering, which will be supplied or arranged for by the Fund.

2.	Specific Services, Fees.

Exhibit 1, attached hereto and made a part hereof, as the same shall be amended from time to time by the agreement of the parties, shall set forth the agreed upon services, procedures, time lines, fees, out of pocket expenses and other performance standards required of each party for the Rights Offering.

3.	Term.

The term of this Agreement shall commence on the date first set forth above and shall continue for the duration of the Rights Offering.

4.	Representations and Warranties of Colbent.

Colbent represents and warrants to the Fund that:

4.1 It is a corporation duly organized and existing and in good standing under the laws of The Commonwealth of Massachusetts;

4.2 It is duly qualified to carry on its business in The Commonwealth of Massachusetts;

4.3 It is empowered under applicable laws and by its Articles of Incorporation and By-Laws to enter into and perform this Agreement;

4.4 All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement;

4.5 It is the sole owner of the Corporate Reorg System (CRS ☐) and other related proprietary software (the “CRS ☐ Software System”), and has the right to use the other software in providing the processing services as provided hereunder; and

4.6 Colbent’s CRS Software System and Colbent’s use of such other software do not infringe upon any copyright, patent or other proprietary interest of any person, firm or organization.

5.	Representations and Warranties of the Fund.

The Fund represents and warrants to Colbent that:

5.1 It is a business trust organized and existing and in good standing under the laws of the Commonwealth of Massachusetts;

5.2 It is empowered under applicable laws and by its Agreement and Declaration of Trust and by Laws to enter into and perform this Agreement

5.3 All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement; and

5.4 The execution, delivery and performance of this agreement by the Fund will not require the consent of any other party, or violate, conflict with, or result in the breach of any term condition, or provision of any existing contract, agreement, law, ordinance, rule or regulation to which it is subject.

6.	Confidentiality.

Both parties agree that they, their personnel, agents or representatives will not, at any time during the term of this Agreement or after its termination, reveal, divulge, or make known to any person, firm, corporation or other business organization, any customers’ lists, trade secrets, cost figures and projections, profit figures and projections or any other secret, confidential or proprietary information whatsoever, whether of the Fund or Colbent or any of the Issuers, used or gained by the Fund or Colbent during performance under this Agreement. Colbent and the Fund further covenant and agree to retain all such knowledge and information acquired during and after the term of this Agreement respecting such lists, trade secrets, or any secret, confidential or proprietary information whatsoever in trust for the sole benefit of the Fund or Colbent and their successors and assigns. The above prohibition of disclosure shall not apply to the extent that the Fund or Colbent must disclose such data or this agreement to a governmental authority or a court of competent jurisdiction.

The Fund acknowledges that its personnel may be exposed to proprietary information of Colbent, including, but not limited to Colbent’s proprietary CRS Software System, and the Fund agrees that it will take all appropriate steps to ensure that its personnel will keep all aspects of Colbent’s CRS Software System confidential.

Both parties acknowledge and agree that a breach of this Section by a party or its personnel, agents or representatives is highly likely to cause significant, irreparable harm to the other party and that such other party shall be entitled to temporary, preliminary and/or injunctive relief, or any other equitable remedy deemed appropriate by a reviewing court, to prevent a breach or threatened breach of this Section in order to protect its interests in its Confidential Information.

7.	Standard of Care.

Each party will at all times act in good faith and agrees to use its best efforts to insure the accuracy of all services performed under this Agreement, but assumes no responsibility, and will not be liable, for loss or damage due to errors unless said errors are caused by its gross negligence or willful misconduct or that of its employees or agents.

8.	Colbent Indemnification.

Colbent hereby agrees to indemnify, defend and hold harmless the Fund and its respective officers, shareholders, employees and representatives from and against any and all losses, claims, damages, liabilities and expenses, including reasonable attorney’s fees and costs, arising out of (i) Colbent’s performance of the services under this Agreement, subject to the standard of care in Section 7 hereof; and (ii) any infringement or misappropriation of third party intellectual property rights related to Colbent’s CRS Software System and any other software utilized by Colbent in performing services under this Agreement.

The Fund shall provide Colbent with prompt written notice of any assertion of any claim, demand or the institution of any action that may expose Colbent to liability hereunder. In defending any such claim, demand or action, Colbent shall be represented by counsel of its own choosing that is acceptable to the Fund.

9.	Force Majeure.

In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.

10.	Consequential Damages.

Neither party to this Agreement shall be liable to the other party for consequential damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

11.	Disaster Plan.

Colbent will maintain a disaster back-up plan whereby the services contemplated by this Agreement can be performed by Colbent on an alternative computer hardware and software system within forty-eight (48) hours if there is a catastrophic event that renders Colbent’s computer hardware and software system upon which the services are then being performed inoperable.

12.	Insurance.

Colbent maintains and will maintain throughout the term of this Agreement errors and omissions insurance coverage in the amount of Ten Million Dollars ($10,000,000.00) per error.

13.	Right to Audit.

The Fund and/or its internal auditors and examiners may conduct, at the Fund’s option and expense, appropriate audits and examinations of Colbent’s operations relating to the performance of the services hereunder, and to verify that the services are being performed in accordance with this Agreement. Such audits shall require reasonable prior notice to Colbent; provided, however, that any audit shall not interfere with Colbent’s ability to perform its obligations hereunder. The Fund, its examiners or auditors shall not have access to Colbent’s proprietary data or the proprietary data that does not in any way relate to the Fund or of any other Colbent customer.

14.	Amendment, Successors and Assigns.

This Agreement may be amended or modified by a written agreement executed by both parties. This Agreement shall be binding on and shall inure to the benefit of the respective successors and assigns of the parties hereto.

15.	Massachusetts Law to Apply.

This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the internal laws of The Commonwealth of Massachusetts without regard to the conflict of laws provisions thereof.

The Fund’s Agreement and Declaration of Trust is on file with the Secretary of State of the Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by an officer of the Fund as an officer and not individually, and the obligation imposed upon the Fund by this Agreement are not binding upon the Fund’s Trustees, officers or the Fund’s shareholders individually but are binding only upon the assets and property of the Fund.

16.	Survival.

All provisions regarding indemnification, warranty, liability and limits thereon, and confidentiality and/or protection of proprietary rights and trade secrets shall survive the termination of this Agreement.

17.	Severability.

If any provision or provisions of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

18.	Merger of Agreement.

This Agreement constitutes the entire agreement between the parities hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

19.	Counterparts.

This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

Specific Services and Fees

See Separate attachment, labeled as Exhibit 1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers as of the day set forth in this Agreement.

PIMCO Income Strategy Fund II (PFN)

Name: Brian Shlissel
Title: President

The Colbent Corporation

Name: Donald Beardsley
Title: Vice President of Operations

The Colbent Corporation

Rights Offering Proposal for

Allianz Investors

A.	Fees for Services*

Fee	Service Provided
$22,500.00	Project Management Fee; all-in flat fee for project. Out of pocket expenses for postage and other materials to be billed as incurred

Included	Per subscription form generated

Included	Per replacement forms/fulfillment

Included	Mailing of Subscription forms (depending on the number of enclosures)

Included	Per subscription form processed (registered and beneficial)

Included	Per defective subscription form received

Included	Per notice of guaranteed delivery received

Included	Per sale of right (if applicable)

Included	Per invoice mailed (if applicable)

Included	Per refund check issued and mailed (if applicable)

Included	Per solicitation check processed and mailed (if applicable)

Included	Per withdrawal of subscription certificate (if applicable)

Included	Per Pro-ration (if applicable)

$1500.00	Per offer extension

$5000.00	Minimum charge should the project be cancelled for any reason prior to the mailing of the subscription form

Included for 3 months if extended; after that $500 per month	DTCC connectivity fee; typically one month

•	Excludes out-of-pocket expenses as described in Section C, “Items Not Covered”

The Colbent Corporation

Confidential

B.	Services Covered

•

Designate an operational team to carry out Subscription Agent duties, including document review and execution of legal agreement, review of subscription forms and communication materials, project management and on-going project updates and reporting.

•	Calculating Rights to be distributed to each shareholder and printing shareholder information on the subscription form.

•	Issuing subscription forms, and causing forms to be mailed to registered shareholders.

•	Tracking and reporting the number of exercises made, as required.

•	Processing Rights received and exercised.

•	Deposit participant checks daily and forward all participant funds to Fund at the end of the offering period.

•	Providing receipt summation of checks received.

•	Run a pro-ration against the file if the rights offering is oversubscribed.

•	Interface with the Depository Trust Company (DTC).

•	Issuing/ Printing (if applicable,) and mailing stock certificates and/or checks.

•	Interfacing with the Information Agent.

•	Calculating, issuing and mailing of proration and/or over-subscription checks if applicable.

•	Calculating, issuing and mailing of solicitation checks if applicable.

•	Interface with Transfer Agent – produce a create tape for all shares being issued.

•	Produce and Report to IRS 1099B’s (for the sale of rights) to registered shareholders at year end.

C.	Items Not Covered

•

Items not specified in the “Services Covered” section set forth in this Agreement, including any services associated with new duties, legislation or regulatory fiat which become effective after the date of this Agreement (these will be provided on an appraisal basis)

•	All out-of-pocket expenses such as telephone line charges, certificates, checks, postage, stationary, wire transfers and excess material disposal (these will be billed as incurred)

•	Reasonable legal review fees if referred to outside counsel.

•	Overtime charges assessed in the event of late delivery of material for mailings unless the target mail date is rescheduled.

•	Additional programming to accommodate project specific requirements.

D.	Assumptions

•	This Exhibit is based upon document review and information known at this time about the transaction.

•	Proposal based upon document review and information known at this time about the transaction.

•	Significant changes made in the term or requirements of this transaction could require modifications to this Exhibit.

•	This Exhibit must be executed prior to the initial mailing.

The Colbent Corporation

Confidential

•	The Fund is responsible for printing of materials (Rights Card, Prospectus and ancillary documents).

•	Material to be mailed to shareholders must be received no less than five (5) business days prior to the start of the mailing project.

•	Accrued interest in Deposit account will be used to offset bank fees. All remaining account interest will go back to the company.

E.	Payment for Services

•

The Project Management Fee will be rendered and payable upon the effective date of the transaction. An invoice for any out-of-pocket and per items fees realized will be rendered and payable on a monthly basis, except for postage expenses in excess of $5,000.00. Funds for such mailing expenses must be received one (1) business day prior to the scheduled mail date.

The Colbent Corporation		Allianz Investors

By:		By:
Donald Beardsley

Title:	Vice President, The Colbent Corporation	Title:

Date:		Date:

The Colbent Corporation

Confidential